

By Electronic Mail

November 11, 2020

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Guinness Atkinson Funds
        Issuer CIK: 0000919160
        Issuer File Number: 33-75340 / 811-08360
        Form Type: 8-A12B
        Filing Date: November 11, 2020

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following security for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- SmartETFs Sustainable Energy II ETF (SULR)

The Exchange requests acceleration of registration of these security under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst